Exhibit 1.1

RADWARE LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SUNDAY, JULY 19, 2009

        Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Sunday, July 19, 2009, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.	To re-elect Mr. Yehuda Zisapel and to elect Mr. Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2012, and to elect Ms. Yael Langer as Class III director of the Company until the annual general meeting of shareholders to be held in 2011;

2.	To elect Mr. David Rubner and Mr. Colin Green as external directors of the Company for a period of three years;

3.	To approve the terms of compensation, including grant of stock options, to non-employee directors;

4.	To approve the grant of stock options to the Chief Executive Officer and President of the Company; and

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

        In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2008 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

        Shareholders of record at the close of business on June 12, 2009, are entitled to notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

        Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

        Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors /s/ Roy Zisapel —————————————— ROY ZISAPEL President and Chief Executive Officer

Date: June 14, 2009

A letter to the shareholders, which includes 2008 highlights and financial information, is enclosed, but is not a part of the proxy solicitation material.

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Sunday, July 19, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

        It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Mr. Yehuda Zisapel and to elect Mr. Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2012, and to elect Ms. Yael Langer as Class III director of the Company until the annual general meeting of shareholders to be held in 2011;

2.	To elect Mr. David Rubner and Mr. Colin Green as external directors of the Company for a period of three years;

3.	To approve the terms of compensation, including grant of stock options, to non-employee directors;

4.	To approve the grant of stock options to the Chief Executive Officer and President of the Company; and

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

        In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2008 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

        The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

        Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

        A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about June 17, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

        Only shareholders of record at the close of business on June 12, 2009 will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of June 1, 2009, the Company had issued and outstanding 18,875,093 Ordinary Shares (excluding 1,770,515 treasury shares).

        Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

        If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of June 1, 2009, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

        The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Yehuda Zisapel (1)	3,289,336	17.37%
FMR LLC (2)	1,199,742	6.36%
P.A.W. Capital Corp. (3)	1,412,000	7.48%
Rima Management, LLC (4)	1,295,405	6.86%
Federated Investors, Inc. (5)	1,815,300	9.62%
Renaissance Technologies LLC (6)	1,018,700	5.40%
Zohar Zisapel (7)	1,061,392	5.62%
Roy Zisapel (8)	648,941	3.44%
Christopher McCleary (9)	500,000	2.59%
Meir Moshe (10)	209,165	1.10%
All directors and executive officers as a group (12
persons) (11)(12)	4,779,606	24.37%

(1) Includes (i) 2,505,243 ordinary shares held directly, (ii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly owned by Yehuda Zisapel, (iii) 239,491 ordinary shares held of record by Radbit Computers, Inc., a New York corporation which is wholly owned by Yehuda Zisapel, (iv) 189,602 ordinary shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned by Yehuda Zisapel and his wife, Nava Zisapel, and (v) 60,000 ordinary shares underlying options which were vested or exercisable within 60 days from March 16, 2009. This information is based on information provided in the Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009.

(2) Shares are beneficially owned by FMR LLC (“FMR”) and Edward C. Johnson as a result of FMR’s and Mr. Johnson’s control over (i) Fidelity Management & Research Company (“FM&RC”), a wholly owned subsidiary of FMR which acts as an investment advisor registered under Section 203 of the Investment Company Act of 1940 and holds 89,700 ordinary shares and (ii) Fidelity Canadian Opportunities Fund (“Fidelity Canadian”) and Pyramis Global Advisors, LLC (“Pyramis”), an indirect wholly owned subsidiary of FMR and an investment advisor registered under Section 203 of the Investment Company Act of 1940, which hold 1,110,042 ordinary shares. .Mr. Johnson and FMR LLC, through their control of FM&RC, Fidelity Canadian and Pyramis, have sole power to vote the shares held by Pyramis and Fidelity Canadian and the sole power to dispose of the shares held by FM&RC, Pyramis and Canadian. This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by FMR LLC, Mr. Johnson, FM&RC and Pyramis on February 12, 2009.

(3) Shares are beneficially owned by P.A.W. Capital Corp., a Delaware corporation (“PAW”), and Peter A. Wright, President of PAW. Mr. Wright and PAW have shared voting and dispositive power over the shares. This information is based on information provided in the Amendment No. 5 to Statement on Schedule 13G filed with the SEC by Mr. Wright and PAW on January 14, 2009.

(4) Shares are beneficially owned by Rima Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 17, 2009.

(5) Share are beneficially owned by Federated Investors, Inc. (the “Parent”), the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own Ordinary Shares. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). The Trustees have shared voting and dispositive power over the outstanding voting stock of the Parent, which has sole voting and dispositive power over the shares. This information is based on information provided in the Amendment to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 10, 2009.

(6) Shares are beneficially owned by Renaissance Technologies LLC, a Delaware corporation (“Renaissance”), and James H. Simons, a United States citizen. This information is based on information provided in the Amendment to Statement on Schedule 13G filed with the SEC by Renaissance and Mr. Simons on February 12, 2009.

(7) As of March 3, 2009, Mr. Zohar Zisapel, who is the brother or Mr. Yehuda Zisapel, beneficially owned 1,061,392 Ordinary Shares, out of which (i) 402,168 Ordinary Shares are held directly and (ii) 659,224 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Mr. Zohar Zisapel on March 5, 2009.

(8) In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares. The trust is irrevocable and is scheduled to expire in May 2010. Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust. He disclaims beneficial ownership of the shares held in the trust. Furthermore, the position stated in the table does not include the grant of 500,000 stock options, with an exercise price of $15.22 per share as approved by the shareholders in December 2007. The exercise of these options is contingent upon the increase in the market price of our ordinary shares. The options expire seven years from the grant date.

(9) Mr. McCleary’s three-year term as a member of our Board of Directors expired at our 2008 annual meeting and he was not nominated for re-election. Of the ordinary shares beneficially owned by Mr. McCleary, 40,000 ordinary shares are held directly and 460,000 are options fully vested upon termination of his office.

(10) Consists of 124,165 shares and 85,000 options which are fully vested or which will be fully vested within the next 60 days.

(11) Consists of 4,044,606 shares and 735,000 options which are fully vested or which will be fully vested within the next 60 days.

(12) Includes shares and options held by our former Executive Chairman of the Board (Christopher McCleary) and our former General Counsel and Secretary (Vered Raviv-Schwarz), each of whom left the Company during 2008.

ITEM 1
ELECTION OF CLASS I and III DIRECTORS

(Item 1 on the Proxy Card)

        Pursuant to the Company’s Articles of Association, our Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III. Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2009, i.e., the date of the Meeting; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2010; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2011. In general, in the event of any increase in the authorized number of directors, the newly created directorships are apportioned by the Board of Directors among the three classes of directors so as to ensure that no one class has more than one director more than any other class.

        The term of service of Mr. Yehuda Zisapel, currently the only director in Class I, expires on the date of this year’s Annual General Meeting. We are proposing to re-elect Mr. Yehuda Zisapel and to elect Mr. Avraham Asheri, both as Class I directors, such that their term will expire on the date of the Annual General Meeting of 2012. In addition, we are proposing to elect Ms. Yael Langer as a second Class III director (joining Mr. Hagen Hultzsch, currently the only director in Class III) such that her term will expire on the date of the Annual General Meeting of 2011.

        These three nominees were approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ Marketplace Rules, or the NASDAQ rules. Our Board of Directors has determined that Mr. Asheri is independent within the meaning of applicable NASDAQ rules and that, if elected, would qualify as an “audit committee financial expert” within the meaning of applicable rules of the Securities and Exchange Commission (“SEC”), NASDAQ and the Companies Law. The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as directors of the Company.

        We currently have a board of five (5) directors, including two external directors. Subject to the election of all nominees (in this Item 1 and Item 2 below), we expect to have, following the Meeting, a board of seven (7) directors, including two external directors. See also Item 2 below.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the election of these nominees. In the event any of these nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why the nominee, if elected, would be unable to serve as director. We do not have any understanding or agreement regarding the future election of the above nominee.

        The following biographical information of the nominees is based upon the records of the Company and information furnished to it by the nominees. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.” For details about compensation paid or to be paid to these nominees, see below under the caption “Executive Compensation” and Item 3.

        Yehuda Zisapel, 67, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors until August 2006. In addition, Mr. Zisapel serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel, the President, Chief Executive Officer and a director of the Company.

        Yael Langer, 44, is the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer serves as a director in Ceragon Networks Ltd., a company traded in NASDAQ and Tel-Aviv. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd, the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer has an L.L.B. from Hebrew University in Jerusalem.

        Avraham Asheri, 71, Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Africa Israel Investments Ltd., Koor Industries Ltd., Discount Mortgage Bank Ltd., Micronet Ltd., Meditor Pharmaceuticals Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (the “Bank”) during the years 1991-1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of the Bank and member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Finance and Budget Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation. He also provides consulting services, among others to Abnet Communications Ltd. and Rad Bynet Real Estate Ltd. Mr. Asheri holds a B.Sc. degree in economics and political science from the Hebrew University.

        We propose that at the Annual General Meeting the following resolution be adopted:

        “RESOLVED, that Mr. Yehuda Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., the term of his appointment shall expire at the annual general meeting for the year 2012.

        RESOLVED, that Mr. Avraham Asheri is hereby elected, to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., the term of his appointment shall expire at the annual general meeting for the year 2012.

        RESOLVED, that Ms. Yael Langer is hereby elected, to serve as a member of the Board of Directors of the Company until her successor is duly elected and qualified, in Class III, i.e., the term of her appointment shall expire at the annual general meeting for the year 2011.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

        Roy Zisapel*, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996. Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University. Roy Zisapel is the son of Yehuda Zisapel, who is a director of the Company.

        Dr. Hagen Hultzsch** has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves, among others, as a Board Member of the following companies: TranSwitch Inc., SCM-Microsystems Inc., T-Systems Solutions for Research and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

        Zohar Gilon*** has served as a director since October 2006. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States. From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Currently, Mr. Gilon serves as a director of the following companies: RADCom Ltd., Orsense Ltd., Wisair Ltd., Oberon Media Inc., Tvinci Ltd., HCL CleanTech Ltd., PayoneerInc. and RADVentures, an investment fund for RAD Data Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. degree from Tel Aviv University.

        Dr. Orna Berry*** has served as a director since October 2006. Dr Berry has been a Venture Partner in Gemini Israel funds since August 2000. Since January 2006 she has served as the Chairperson of the IVA (Israel Venture Association).  Since December 2005, she has served as the Chairperson of Prime Sense Ltd., and since January 2005, as the Chairperson of Adamind Ltd., a UK public company. From 1997 to 2000 Dr. Berry served as Chief Scientist and Director of the Industrial R&D Administration of the Ministry of Industry, Trade and Labor of the Government of Israel. In 1993 she co-founded ORNET Data Communication Technologies Ltd. and served as co-president of ORNET until 1997. Dr. Berry holds a Ph.D. in computer science from the University of Southern California, and M.A. and B.A. degrees in statistics and mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of the following companies:  Aladdin Knowledge Systems Ltd., Poalim Capital Markets, Mer Telemanagement Solutions Ltd. and Prime Sense Ltd.

* Member of Class II
** Member of Class III
*** External Director

Board Meeting and Committees

        During 2008, the Board of Directors held ten meetings.

        The Board of Directors has an Audit Committee, which is comprised of Mr. Zohar Gilon, Dr. Orna Berry and Mr. Hagen Hultzsch, all of whom qualify as independent directors, as determined under the SEC and NASDAQ rules. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices. Our Board of Directors has determined that Mr. Zohar Gilon and Dr. Orna Berry, members of our Audit Committee, are considered “audit committee financial expert” under the rules of the SEC and NASDAQ. During 2008, our Audit Committee held five meetings.

        The Board of Directors also has a Compensation Committee, which is comprised of Dr. Hagen Hultzsch and Dr. Orna Berry, all of whom qualify as independent directors, as determined under the NASDAQ rules. The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. During 2008, our Compensation Committee held four meetings.

Executive Compensation

        The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2008 fiscal year was $2,058,000. This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as Board of Directors fees, which include a retainer fee of $20,000 per annum, an attendance fee of $3,000 for participation in a meeting in person outside the director’s country of residence, and an annual fee of $5,000 per annum for chairing a committee. The amount also includes fees and benefits incurred in relation to our former Executive Chairman of the Board (Christopher McCleary), our former director (Herbert Anderson) and our former General Counsel and Secretary (Vered Raviv-Schwarz), each of whom left the Company during 2008.

        The total number of options granted to officers and directors of the Company during 2008 as a group was 125,000 at an average exercise price of $10.3.

        As approved by the shareholders in October 2006, each of the Company’s non-employee directors is entitled to a grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares, subject to the vesting schedule described above, will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director).

        The Chief Executive Officer’s compensation includes base salary in NIS equivalent to $250,000 per annum and an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. His last option grant consisted of 500,000 options in 2007.

        Subject to the approval of Item 3 below, the nominees described in this Item 1, if elected, shall receive the compensation described in Item 3 below. If the compensation described in Item 3 is not approved, the nominees and all non-employee directors (excluding external directors), as shall serve the Company from time to time, shall receive the compensation approved by the shareholders on October 2006, as described above. The nominees described in Item 2, if elected, shall receive the compensation described in Item 3 below. In addition, in accordance with the approval of shareholders at the annual meeting that took place in December 2005, newly elected directors will be provided with an indemnity letter and will be covered by our existing directors and officers liability insurance.

ITEM 2
ELECTION OF EXTERNAL DIRECTORS

(Item 2 on the Proxy Card)

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with: the company; any entity controlling the company; or any entity controlled by the company or by this controlling entity. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

        No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        The external directors must be elected by the shareholders. The initial term of an external director is three years and the term may be extended for additional three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

        Each committee of a company’s board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

        The current external directors, Mr. Zohar Gilon and Dr. Orna Berry, will conclude the term of three-years as the Company’s external directors on October 3, 2009 and will not stand for re-election once their term has expired. Accordingly, at the Annual General Meeting, shareholders will be asked to elect Mr. David Rubner and Mr. Colin Green as external directors for a term of three years, commencing upon the expiration of term of the existing external directors. The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

        Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise,” except that companies whose shares are registered for trade outside of Israel, such as Radware, may instead have one of its other independent directors qualify as having “accounting and financial expertise”, as long as all the external directors have “professional qualifications”. The Board of Directors of the Company has determined that Mr. Avraham Asheri has “accounting and financial expertise” as well as “professional qualifications” and that Mr. David Rubner and Mr. Colin Green have “professional qualifications”. In addition, the Board of Directors has determined that all of them qualify as independent directors under the SEC and NASDAQ rules.

        According to the Audit Committee and the Board of Directors’ approval, Mr. Colin Green and Mr. David Rubner will be entitled to the compensation described in Item 3 below. The stock option grants shall be made on the commencement date of office of each external director, currently expected to be October 4, 2009, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares, subject to the vesting schedule described in Item 3, will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of commencement of office). In addition, they will be provided with an indemnity letter, as approved by the shareholders at the annual meeting that took place in December 2005 and will be covered by our existing directors and officers liability insurance.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the election of each of these nominees. Subject to the Companies Law, in the event that either Mr. David Rubner or Mr. Colin Green should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an external director. The Company is not aware of any reason why the nominees, if elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of the above nominees.

        The following biographical information of the nominees is based upon the records of the Company and information furnished to it by the nominees. Mr. David Rubner and Mr. Colin Green do not beneficially own any of our shares.

         David Rubner, 69, is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991-2000 he was President and Chief Executive Officer of ECI Telecom Ltd. Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

        Colin Green, 59, is currently Chairman of the Hermes Group Pension Scheme, Green Aid, a Trustee of Nightingale House and a voluntary adviser for the Citizen’s Advice Bureau. After working as a Solicitor at Paisner & Co, and as a Partner at Clintons, he joined the Post Office in 1977 with responsibility for the legal aspects of British Telecom plc (“BT”) flotation and the creation of the UK telecommunications regulatory regime. Among others, Mr. Green performed the duties of Solicitor & Chief Legal Adviser, Group Commercial Director and Secretary to the Board, and Member of the Management Board of BT. He was a Trustee of the BT Pension Fund and Director of Airtel S.A. and Chairman of BT Telecommunications S.A. and Vio Worldwide Ltd. until his retirement from BT in 2002. He was also the senior non-executive director on the Board of Directors of ECI Telecom Ltd. Mr. Green acts as a pro bono adviser to many Israeli Hi-tech companies through which he raises money for charities in Israel. He has an Honors Law Degree from the London School of Economics of London University and is a Solicitor. He graduated from the WUJS Post Graduate Institute in Arad in 1974.

        It is proposed that at the Annual General Meeting the following resolution be adopted:

        “RESOLVED, that Mr. Colin Green is hereby elected to a serve as external director of the Company for a period of three years commencing once the term of service of Mr. Zohar Gilon expires or otherwise vacated; and that it is hereby clarified that, subject to his election, he shall receive the compensation described in Item 3 of the Company’s Proxy Statement, dated June 14, 2009.

        RESOLVED, that Mr. David Rubner is hereby elected to a serve as external director of the Company for a period of three years commencing once the term of service of Ms. Orna Berry expires or otherwise vacated; and that it is hereby clarified that, subject to his election, he shall receive the compensation described in Item 3 of the Company’s Proxy Statement, dated June 14, 2009.”

        Approval of the above resolution regarding appointment of external directors will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

        The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 3
NON-EMPLOYEE DIRECTORS COMPENSATION

(Item 3 on the Proxy Card)

Background

        Pursuant to the Companies Law and regulations thereunder, the terms of compensation for directors of a public company, such as Radware, including grants of stock options, require approval of the audit committee, board of directors and, in certain cases, the shareholders, in that order. In addition, according to recent amendments to applicable regulations under the Companies Law, external directors are entitled to a minimum annual compensation as well as a minimum per meeting compensation.

        As described above, in accordance with the approval of our shareholders in October 2006, we adopted a policy whereby our non-employee directors (including external directors), who may serve from time to time, receive:

—	cash compensation – retainer fee of $20,000 per annum, an attendance fee of $3,000 for participation in a meeting in person outside the director’s country of residence, and an annual fee of $5,000 per annum for chairing a committee; and

—	grant of stock options – under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such director holds office.

—	The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Board of Directors on such date.

—	The grant is made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares, subject to the vesting schedule described above, is made on the date of each annual meeting in which such director is re-elected.

—	The exercise price of all options is equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director).

Cash Compensation

        In May 2009, our Audit Committee and Board of Directors resolved to revise the cash compensation of the external directors as follows: (i) an annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $30,000) per year of service; (ii) a per meeting remuneration as follows: NIS 3,600 (currently equivalent to approximately $900) for each board or committee meeting attended, provided that the external director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings held via electronic means in an amount of 60% of what is received for physical participation; (iv) compensation for board and committee meetings held without participation in an amount of 50% of what is received for physical participation; all amounts in items (i), (ii), (iii) and (iv) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

        Our Audit Committee and Board of Directors further determined that such cash compensation shall be paid to all the other non-employee directors of the Company who are elected at the Meeting or may serve the Company from time to time. According to the Companies Law and regulations thereunder, said cash compensation, as it relates to non-employee directors who are not external directors, also requires the approval of our shareholders.

Stock Options Grants

        In May 2009, our Audit Committee and Board of Directors also determined that the external directors of the Company to be elected at the Meeting (i.e., excluding the current external directors) as well as all the other non-employee directors of the Company who are elected at the Meeting or may serve the Company from time to time will receive stock options in accordance with the said policy regarding stock options described above. Accordingly, Messrs. Yehuda Zisapel, Avraham Asheri, Colin Green and David Rubner, who are proposed to be elected for three years, will be granted 30,000 stock options and Ms. Yael Langer, who is proposed to be elected for a term of two years, shall be granted 20,000 stock options. The exercise price of such stock options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the Meeting, except for Mr. Green and Mr. Rubner, whose option exercise price shall be the market price of our Ordinary Shares on the date of commencement of office).

        It is proposed that at the Annual General Meeting the following resolution be adopted:

        “RESOLVED, that the Company’s non-employee directors, as shall serve the Company from time to time, shall receive the compensation described in Item 3 of the Company’s Proxy Statement, dated June 14, 2009.”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. However, since Mr. Yehuda Zisapel, one of our current directors, may be deemed to be a “controlling shareholder” (within the meaning of the Companies Law) for purposes of this resolution, the above proposal as it relates to such director will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a “personal interest” in such matter or (ii) the total number of shares of such non-interested shareholders voted against such matter does not exceed 1% of the voting rights in the Company.

        The Companies Law requires that each shareholder voting on this resolution indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company. Yehuda Zisapel, his son, Roy Zisapel, and his brother, Zohar Zisapel, may be deemed to have a personal interest in this resolution. Since it is highly unlikely that any of the other shareholders have a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this resolution. If you have a personal interest, please contact the Company’s Corporate Secretary at +972-3-7668615, fax number +972-3-7668982 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s Corporate Secretary on your behalf.

        The Board of Directors recommends a vote FOR the approval of this proposed resolution

ITEM 4
APPROVAL OF OPTION GRANTS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

(Item 4 on the Proxy Card)

        The Company’s success depends to a significant extent on the performance of its President and Chief Executive Officer, Mr. Roy Zisapel. In recognition of the importance of Mr. Roy Zisapel to the Company, the Board of Directors (with Mr. Roy Zisapel and Mr. Yehuda Zisapel abstaining) has approved, after receipt of a recommendation and approval by the Compensation Committee and the Audit Committee, and subject to the approval of the shareholders of the Company, the grant of options to purchase up to 400,000 Ordinary Shares to be vested as follows:

—	The exercise price of all options is equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the Annual General Meeting);

—	200,000 options shall vest two years after the date of the Annual General Meeting.

—	100,000 options shall vest three years after the date of the Annual General Meeting.

—	100,000 options shall vest four years after the date of the Annual General Meeting.

—	All other terms and conditions in connection with the above options shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended.

        For details about Mr. Roy Zisapel’s salary compensation and beneficial ownership of our shares, see above under the caption “Executive Compensation”.

        Since Mr. Roy Zisapel is a director of the Company, this proposed option grant requires the approval of the Audit Committee, Board of Directors and shareholders, in that order, in accordance with the Companies Law. The Audit Committee and Board of Directors approved this proposed grant.

        We propose that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the grant of options to purchase up to 400,000 Ordinary Shares to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in the Company’s Proxy Statement dated June 14, 2009 be, and the same hereby, is approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

        The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 5
RE-APPOINTMENT OF AUDITORS

(Item 5 on the Proxy Card)

        At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

        The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2008, we paid Kost, Forer, Gabbay & Kasierer approximately $183,000 for auditing and audit related services and $71,000 for tax related services.

        We propose that at the Annual General Meeting the following resolutions be adopted:

        “RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

        RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

        The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 6

REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

        In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2008 and the related auditor’s report in respect thereof will be presented and discussed.

        Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ending December 31, 2008 (filed with the SEC on March 25, 2009), may be viewed on our website – www.radware.com – or through the SEC’s website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 7

OTHER BUSINESS

        Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2009 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: June 14, 2009